Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the six months ended		For the years ended
	June 30,		December 31,
	2016	2015	2015	2014	2013	2012	2011
Loss before taxes	$(2,450)	$(10,288)	$(12,936)	$(25,089)	$(34,449)	$(40,884)	$(12,661)
Fixed charges:
Interest expense (a)	276	320	515	1,242	1,220	1,722	1,870
Rentals:
Buildings, net of sublease income - 6.0% (b)	68	93	155	218	245	324	288
Total fixed charges	344	413	670	1,460	1,465	2,046	2,158
Loss before taxes and discontinued operations, plus fixed charges	(2,106)	(9,875)	(12,266)	(23,629)	(32,984)	(38,838)	(10,503)
Ratio of earnings to fixed charges (c)	—	—	—	—	—	—	—
Deficit	$(2,450)	$(10,288)	$(12,936)	$(25,089)	$(34,449)	$(40,884)	$(12,661)

(a) Amortization of the discount on the Company's subordinated notes is included in interest expense.
(b) Management believes that 6.0% is a reasonable approximation of the interest factor on rentals. Building and office rental fees that were included in restructuring charges were excluded from fixed charges.
(c) The earnings to fixed charges ratio was less than 1:1 due to losses reported for the six months ended June 30, 2016 and 2015 and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011
.